07026397

9/6

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hino Motors, Ltd.

*CURRENT ADDRESS 3-1-1, Hino-dai, Hino-shi
Tokyo 191-8660, Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 19 2007
THOMSON
FINANCIAL

FILE NO. 82- 1388 FISCAL YEAR 3/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 9/10/07

Document No. A-1

HINO MOTORS, LTD.

Annual Report 2005

For the Year Ended March 31, 2005


Chicago
HINO

Key Growth Drivers for

>> Establishing Hino as a global brand

>> Promoting the global expansion of the Toyota business










HINO

(Domestic model)

Cautionary Statement with Respect to Forward-Looking Statements

Statements contained in this annual report that are not historical facts are forward-looking statements that reflect our plans and expectations. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from those anticipated in these statements. These factors include (i) changes in economic conditions, currency exchange rates, laws, regulations, and government policies or political instability in our major markets, (ii) circumstances relating to our ability to develop, in a timely manner, and achieve market acceptance of new products, and (iii) shortages of fuel or interruptions in transportation systems, labor strikes, work stoppages, or other interruptions or difficulties in the employment of labor in the major markets where we purchase materials, components, and supplies for the production of our products or where our products are produced, distributed, or sold.

Global Operations

(Years ended March 31)


Net Sales Growth
(Billions of yen)
Domestic Business
Overseas Business
Commissioned Business
1,000
800
600
400
200
0
'03
'04

2005 Business Highlights

Domestic Sales

- Achieved record-high market shares for heavy-duty trucks—32.5%—and light-duty trucks—13.5%
- Retained top market shares for heavy- and medium-duty trucks and buses
- Held the No. 1 position in the heavy-and medium-duty truck market for the 32nd consecutive year since 1973

Overseas Sales

- Established new record for overseas unit sales: 45,000 units (approx.)
- Fully entered North American market
- Introduced special vehicles for North America (November 2003), began local production (October 2004)

Toyota Commissioned Vehicles

- Consolidated truck production in the Hamura Plant—0.75 ton and 1.5t ton vehicles

Unit Production for Toyota Motor Corporation

- Began unit production in Thailand—*IMV*—and North America—*TACOMA*

Contents

Page 2 Financial Highlights
Page 3 Message from the Management
Page 4 Domestic Business Development
Page 6 Overseas Business Development
Page 8 Toyota Business
Page 9 Corporate Social Responsibility
Page 12 Directors, Auditors, and Executive Officers
Page 13 Five-Year Summary
Page 14 Financial Review
Page 18 Consolidated Financial Statements
Page 23 Notes to Consolidated Financial Statements
Page 35 Report of Independent Auditors
Page 36 Stock Information
Page 37 Consolidated Subsidiaries and Affiliates

>> Hino Motors, Ltd., was founded in 1942 and has a history of more than 60 years in manufacturing commercial vehicles. At present, the Hino Group produces trucks, buses, various types of engines, and spare parts. The Group also undertakes the commissioned production of commercial vehicles for Toyota Motor Corporation.

>> Using leading-edge engineering and manufacturing technologies, Hino's products ensure compliance with the most stringent emissions regulations.

(Years ended March 31)

Hino's Unit Sales by Type of Vehicle
(Units)



80,000
60,000
40,000
20,000
0
Medium- and Heavy-Duty Trucks
Light-Duty Trucks
Buses
Overseas Markets (Trucks and Buses)
'01 '02 '03 '04 '05

Financial Highlights

Years ended March 31, 2004 and 2005	Millions of Yen 2004	Millions of Yen 2005	Thousands of U.S. Dollars 2005
Total domestic sales of trucks and buses (Units)	51,242	**50,668**	
Net sales	¥1,051,587	**¥1,130,101**	**$10,523,334**
Operating profit	44,567	**38,337**	**356,984**
Net income	34,023	**17,673**	**164,564**
Operating profit/net sales (%)	4.2%	**3.4%**	
Return on equity (%)	17.0	**7.7**	
	Yen		U.S. Dollars
Dividends per share	¥ 6.00	**¥ 6.00**	**$0.06**
Net income per share (basic)	58.86	**30.35**	**0.28**

Note: U.S. dollar amounts have been translated at the rate of ¥107.39=U.S.$1, the approximate spot rate at March 31, 2005.

(Years ended March 31)

Net Sales
(Billions of yen)



1,000
800
600
400
200
0
'01 '02 '03 '04 '05

Operating Profit
Operating Profit/Net Sales (right scale)
(Billions of yen, %)



40
30
20
10
0
4
3
2
1
0
'01 '02 '03 '04 '05

Return on Equity
(%)



15
10
5
0
-5
-10
-15
'01 '02 '03 '04 '05

Message from the Management



Tadaaki Jagawa, *Chairman* Shoji Kondo, *President*

In fiscal 2005, ended March 31, 2005, Hino Motors, Ltd.'s net sales rose 7.5% year on year, to ¥1,130,101 million (US$10,523 million), on the back of higher unit sales primarily in overseas markets despite the fiscal 2004 sales spike due to the introduction of new emission standards in Japan in 2003. This represents a ¥78,514 million increase from the previous period and sets a new record. During the year under review, Hino achieved substantial market share growth in Japan and held the No. 1 position in the country's heavy- and medium-duty truck market for the 32nd consecutive year since 1973. With regard to individual truck categories, our market share for heavy-duty trucks jumped to 32.5% while that for light-duty trucks climbed to 13.5%, setting new records.

Despite these strong results, operating profit dropped 14.0%, or ¥6,230 million, to ¥38,337 million (US$357 million). This was due to forward-looking investments in new growth drivers, including overseas business expansion, new technology and product development, and productivity and quality improvements as represented by our initiating the local assembly of special trucks in North America and unit production in Thailand for Toyota's *IMV* truck business. Net income was also down, falling 48.1%, or ¥16,350 million, to ¥17,673 million (US$165 million), due to the early adoption of new accounting standards for the impairment of fixed assets.

Hino is undergoing a period of change as it negotiates a major shift from Japan-centered to globally oriented operations. Two strategies will help the Company to smoothly make this transition: establishing Hino as a global brand and promoting the global expansion of its Toyota business. To these ends, we are working to create stronger technology and product development, manufacturing, and sales capabilities.

Hino believes that the aggressive globalization of the Hino brand business will benefit its customers throughout the world. At the same time, we are taking an active role as a unit supplier to the Toyota Group in the expansion of Group business worldwide.

July 2005

Tadaaki Jagawa
Chairman

Shoji Kondo
President

Domestic Business Development



Laying the Foundations to Be No. 1 in Service in Japan

The new Automobile NO_x/PM Law and new regulations governing diesel-powered vehicles in Hyogo Prefecture spurred some replacement buying in Japan. However, Hino was strongly influenced by a reactionary slump in demand in fiscal 2005 in the wake of heavy buying a year earlier due to new 2003 regulations governing diesel-powered vehicles in Tokyo and the three surrounding prefectures. This adverse environment of declining demand caused unit sales to remain more or less flat compared with fiscal 2004; nevertheless, our market share increased substantially. A pioneer in environmental technologies in the truck industry, we are the only company in Japan to have all its vehicles satisfy the New Short-Term Emissions Regulations and clear Four Star certification requirements, thanks to our diligent efforts to respond to environmental regulations.

The recent growth in our market share reflects our reinforcement of the management base of our domestic sales companies, which enabled the Company to reduce the number of its unprofitable business units from 12 (out of a

Hino's Hybrid Trucks and Buses

From 2003
HINO DUTRO Hybrid


HINO

From 1993
HINO RANGER Hybrid



From 1991
HINO BLUE RIBBON CITY Hybrid



From 1998
HINO S'ELEGA Hybrid



Domestic Unit Sales of Hino's Trucks and Buses

(Years ended March 31)


Heavy-Duty Trucks
(Units, %)
Domestic Unit Sales (left scale)
Market Share (right scale)
15,000
12,000
9,000
6,000
3,000
0
30
24
18
12
6
0
'01 '02 '03 '04 '05
Medium-Duty Trucks
(Units, %)
Domestic Unit Sales (left scale)
Market Share (right scale)
16,000
12,000
8,000
4,000
0
32
24
16
8
0
'01 '02 '03 '04 '05
Light-Duty Trucks
(Units, %)
Domestic Unit Sales (left scale)
Market Share (right scale)
15,000
12,000
9,000
6,000
3,000
0
15
12
9
6
3
0
'01 '02 '03 '04 '05
Buses
(Units, %)
Domestic Unit Sales (left scale)
Market Share (right scale)
3,000
2,400
1,800
1,200
600
0
25
20
15
10
5
0
'01 '02 '03 '04 '05

Notes: 1. In the domestic market, sales of trucks and buses are calculated using figures for new registrations and may differ marginally from the actual number of units sold.
2. Heavy-duty trucks: Payloads 5t and over, gross vehicle weights (GVWs) 8t and over; Medium-duty trucks: Payloads more than 3.5t and less than 5t, GVWs less than 8t; Light-duty trucks: Payloads more than 2t and less than 3.5t, GVWs less than 8t

total of 27) in fiscal 2002, to 3 in fiscal 2004, and totally eliminate all unprofitable units in fiscal 2005. We will continue to take aggressive steps to ensure that we sustain these structural improvements.

One key element enabling us to sustain these improvements is the utilization of "HITOSSII," our domestic sales system. HITOSSII is an IT-based solutions sales support system that supports our marketing efforts by enabling us to propose truck specifications, pricing, and delivery dates to our customers all at one time. We will begin to implement this system at Miyagi Hino Motor Co. Ltd. from October 2005 and plan to have it operational in all of our 231 sales outlets within one year.

Meanwhile, we must address the critical task of improving our services and further reinforcing the management foundations of our sales companies. To gain greater customer confidence and attract additional customers, we are now establishing a 365-day, 24-hour service system. To add more agility and dynamism to our services, we are creating a network comprising 80% of the 227 total service centers we maintain in Japan and will deploy fully equipped *Dr. DUTRO* service vehicles at key service centers that are part of this network. We are confident that these service improvements will increase the service value of Hino vehicles over their lifetime.

A gradual contraction in truck demand in Japan is expected as the distribution system undergoes structural changes aimed at streamlining. Nevertheless, we are taking steps to raise our market share by making our products even more competitive and improving our sales force, thereby increasing our profits. Given domestic market conditions, our future growth will undoubtedly be driven by overseas market expansion.

Overseas Business Development



In our overseas business development of the Hino brand, while we sell vehicles, engines, and replacement parts in 170 countries, it is within Asia—where we have been working for 40 years—that we are taking steps to strengthen our business foundation. While at the same time focusing on bringing our new North American business initiatives to a successful conclusion.

North America

In the North American market, where business expansion got off to a strong start with the 2003 launch of trucks specially designed for that market, Hino is enhancing its sales and service network through its alliance with the Penske Group, and began local truck assembly from October 2004.

The Company launched a new bonnet-type truck, a type of truck that accounts for approximately 90% of North American market demand, and has set its sights on becoming more price-competitive by leveraging local Toyota production facilities and increasing the percentage of local procurement. The annual production capacity of TABC, a U.S.-based Toyota Group company, is 10,000 units, and, at present, its local procurement ratio is just under 50%. Its sales network, as of March 31, 2005, is composed of 120 dealers in the United States and 30 in Canada. Going where the demand for trucks is strong, Hino is expanding its dealer network into the Midwest. Through these efforts, the Company intends to quickly achieve sales of 10,000 units.

Asia and Oceania

Hino's first overseas venture was in Thailand in 1962, and now the Company produces and sells trucks, buses, and automotive parts in countries throughout Asia, including Indonesia, Vietnam, Taiwan, China, and Pakistan. As a result of these operations, the Hino brand enjoys high market recognition in many of these countries.

In Thailand, Hino maintains its largest production base outside of Japan and holds the top share of the market for heavy- and medium-duty trucks. In Indonesia, we have the No. 1 share in heavy- and medium-duty trucks and buses, and, in Australia, we have the No. 1 share in the

(Years ended March 31)

Investment for the Future
(Billions of yen)
Domestic Capital Expenditures
Overseas Capital Expenditures



70
60
50
40
30
20
10
0
'03
'04
'05
'06
Planned

R&D Expenses
(Billions of yen)



35
28
21
14
7
0
'03
'04
'05
'06
Planned

Sales of Hino-Brand Trucks and Buses
(Thousand units)
Domestic
Overseas



120
100
80
60
40
20
0
'03
'04
'05
'06
Planned

medium-duty trucks. Nevertheless, even with a steady track record of solid performance, the Hino brand business still has challenges to face. The most important of these is improving profitability.

For example, the expansion of light-duty truck sales is a business issue for our operations in the three aforementioned countries. To improve the situation of these operations, it is thus imperative that we make radical changes in our underlying production structure so that we can become globally cost-competitive. One practical measure is to dramatically increase the percentage of local parts we procure in Thailand and Indonesia, where we produce trucks and buses locally, thereby improving our cost-competitiveness.

Meanwhile, because vehicle performance standards, specifications, and cost requirements differ with each country, we will develop vehicles that are tailored to local needs. For example, in places where there is a good highway infrastructure, trucks are driven long distances, while in other countries, short-to-medium-distance driving through cities is the norm. Hino must take these differences into account and provide vehicles designed to meet local conditions.

Hino Brand Vehicle Sales

Domestic and overseas unit sales of Hino-brand vehicles are not expected to see a complete turnaround until March 2007 at the earliest. Overseas sales, which now comprise 18.5% of our total sales, should reach nearly 30% of this figure three years from now. Consolidated capital expenditures in fiscal 2006 are projected at ¥69,000 million, an approximately ¥15,000 million rise compared with fiscal 2005, with almost one-third of this total coming from overseas investment.

Toyota Business

A Global Unit Supplier for Toyota

Thailand

California

Arkansas





In its Toyota businesses, Hino has long produced such Toyota truck models as *HILUX SURF* and *DYNA* on commission in Japan and supplied unit parts manufactured in Japan for overseas production. However, the Toyota Group is undergoing a business restructuring, and, as a result, although light-duty trucks with payloads of 0.75 ton and 1.5 tons are being produced primarily at the Hamura Plant in Japan, Hino's commissioned production of the *HILUX* pick-up was terminated in June 2005 after 38 years. In Thailand, Hino's unit production for Toyota's *IMV* truck business commenced in August 2004, and, thanks to brisk sales, Hino is considering adding further production capacity for Toyota in Thailand.

Meanwhile, in the United States, unit production of the new *TACOMA*, a product of strategic importance to Toyota in the pickup truck market, commenced from October 2004. In response to expected rapid growth in demand, the Company is now constructing a new plant in Arkansas that is scheduled to go online some time in 2006. In addition, Hino is planning to expand sports wagon production and to produce a new SUV for Toyota.

At the same time, in our Toyota business operations we are making a major shift to becoming a global unit supplier, which means that the Company will be involved in everything from product development to the production of Toyota-brand vehicles and chassis on a commissioned basis as well as local production and supply at overseas locations. The Toyota business will continue to supplement our truck production and sales—which are subject to intense fluctuations in demand—and underpin our profitability and to thus be a growth area of critical importance to Hino.

CSR Initiatives

The change from a Japan-centered to globally oriented operations is not limited to business. Only after we have undertaken the persistent pursuit of technological excellence, achieved complete environmental awareness, and ensured that we abide by social norms and display ethical behavior can we say that a qualitative improvement has been achieved throughout the entire Company.

Our corporate activities are directed at enhancing value for all our stakeholders, including shareholders, customers, employees, and business associates. We work to ensure that our business practices are in harmony with the natural environment.



Corporate Governance and Compliance Initiatives

Basic Corporate Governance Policies

In addition to the regular legal oversight of business exercised by the General Shareholders' Meeting, the Board of Directors, and other established institutions, Hino is subject to the oversight of an Executive Board created to guarantee the separation of policymaking and policy execution and further improve transparency. Moreover, the Company has devised the Hino General Ethical Code of Conduct to clarify appropriate business practices for managers and employees. The Ethics Committee, chaired by the Company president, was created to ensure that all employees practice sound ethical behavior.

Corporate Governance Practices

(1) Corporate Institutions

The Auditing Committee is composed of three standing auditors and two outside auditors. In addition, the Company has created management committees to report vital information on key Companywide policies, policy debates, business management, and other issues. These committees complement the regular legal institutions overseeing corporate governance, including the General Shareholders' Meeting, the Board of Directors, and the Board of Auditors.

(2) Internal Control and Risk Management Systems

Hino has operated an auditing office for some time for inspecting the Company's internal control systems. The Hino General Ethical Code of Conduct specifically outlines proper ethical practices for the management team and employees, and the Ethics Committee ensures that ethical behavior is strictly obeyed as part of the Company's built-in compliance system. The Company plans to develop ethical codes for its subsidiaries in order to strengthen the risk management capabilities of the entire Hino Group.

Environmental Protection



In March 1993, the Company established the *Hino Global Environmental Charter* to promote environmental protection throughout its operations as well as the Hino Motors Voluntary Plan for the Environment, which clarifies specific goals related to environmental preservation. Also in 1993, the Hino Environmental Committee was founded, with the Company president as its chairman, to gather members from across broad divisional lines and promote environmental protection. The Product Environmental Committee and the Production Environmental Committee, both working underneath the Hino Environmental Committee, were formed to promote concrete environmental policies based on the Voluntary Plan for the Environment.

In March 2002, the Recycling Committee and the Sales Company Environmental Committee were formed. The Recycling Committee builds internal mechanisms in different business areas for meeting new standards established under the Auto Recycling Law. The Sales Company Environmental Committee works to build and strengthen environmental management systems at sales companies.

Moreover, Hino is seeking to gain certification under the ISO 14001 environmental management system in additional categories and expand its use of the system. The Company is promoting environmental protection not just internally, but throughout the Hino Group, including among its affiliates in Japan and abroad and sales companies.

In fiscal 2005, expenditures for environmental protection amounted to ¥27,861 million, equivalent to 2.7% of total sales. From an economic perspective, the resulting reductions in energy consumption pushed down energy costs ¥769 million.

Hino's Low-Emission Technologies

When developing commercial vehicles for world markets, Hino emphasizes reliability, durability, and economy as key performance factors. Hino's world-leading clean diesel technology is unmistakably a major advantage for the Company in its global expansion and development. One such technology is Hino's diesel-electric hybrid system, put into trial use for the first time in 1991. In November 2003, the light-duty *HINO DUTRO* truck was the first-ever "hybrid truck" developed and incorporated the diesel-electric hybrid system in a two-ton payload model. A medium-duty hybrid truck followed in fiscal 2004, and a bus is to be added to the hybrid lineup in fiscal 2005.

The Diesel Particulate active Reduction (DPR) system is a leading low-emission technology. The system combines low-emission diesel engines with the Company's DPR Cleaner, which boasts a 95% collection rate for emissions, to incinerate and dispose of collected particulate matter. These new diesel engines incorporating a high-performance DPR system with our diesel-electric hybrid system greatly reduces NO_x emissions while cutting fuel costs 1.3 times in comparison with currently marketed standard diesel trucks.

Hino Safety Measures



Hino is making concerted efforts to boost product safety in all aspects of its business operations, from product development to after-sales services.

Rigorous Pursuit of Safety Technologies

The Company is striving to enhance the total safety of its vehicles through both active and preventive measures. R&D themes for safety are divided into four distinct categories:

1. Preventing accidents before they happen by eliminating driver fatigue,
2. Enhancing the operating, turning, and stopping performance of vehicles in order to prevent collisions, skidding, and other accidents,
3. Protecting drivers and passengers during accidents, and
4. Stopping injuries to pedestrians, motorcycle riders, and other third parties during accidents.

One aim of R&D is to enhance overall product safety. For example, Hino is developing a safe driving support system for preventing accidents before they occur. The system measures the distance from the vehicle in which it is installed to that directly in front of it. When the system-equipped vehicle draws close to a slower vehicle traveling ahead of it, a scanner cruise device automatically slows it, matching its speed to that of the lead vehicle and thus preventing a collision. Also, the Company is developing an alarm device that detects the lines painted on the road. It is intended to warn distracted or fatigued drivers when their vehicles veer across the centerline of the road or when they begin to unintentionally change lanes.

After-Sales Service Program

Hino works diligently to provide customers with exhaustive after-sales services, taking manufacturing responsibility for products even after they are out of its hands. Specifically, the Company has created after-sales service programs offering vehicle inspections, repair, and other amenities that appeal to customers. We are offering maintenance leases and annual maintenance contracts to expand preventive maintenance services.

Answering Customer Inquiries

Hino is setting up consultation booths and building improved mechanisms for responding to customer inquiries and requests.

Recalls and Other Issues

Hino gathers market information from its dealerships worldwide. If problems arise, data is compiled and forwarded to the Quality Assurance Department for analysis. Local surveys are conducted when necessary and defective parts recalled and thoroughly inspected. Afterward, strategies for effectively correcting faulty parts and products are developed through a Companywide system. When the Quality Assurance Department confirms problems and recognizes the need to devise solutions, consumers are notified and reports issued, and, if necessary, products are recalled and damage compensation or other forms of redress are provided.

Directors, Auditors, and Executive Officers

(As of June 29, 2005)



Chairman of the Board
Tadaaki Jagawa



President, Member of the Board
Shoji Kondo



Executive Vice President, Member of the Board
Hideaki Tobita



Executive Vice President, Member of the Board
Shinichiro Sugisaki



Executive Vice President, Member of the Board
Bunji Hagiwara



Executive Vice President, Member of the Board
Kunihiko Susuki



Senior Managing Director, Member of the Board
Takahiko Yamamoto



Senior Managing Director, Member of the Board
Masakazu Ichikawa



Senior Managing Director, Member of the Board
Toshiki Inoue



Senior Managing Director, Member of the Board
Tsunehiko Fujii



Senior Managing Director, Member of the Board
Manabu Kasai



Senior Managing Director, Member of the Board
Seiei Okazaki

Chairman of the Board
Tadaaki Jagawa

President, Member of the Board
Shoji Kondo

Executive Vice Presidents, Members of the Board
Hideaki Tobita, Shinichiro Sugisaki, Bunji Hagiwara, Kunihiko Susuki

Senior Managing Directors, Members of the Board
Takahiko Yamamoto, Masakazu Ichikawa, Toshiki Inoue, Tsunehiko Fujii, Manabu Kasai, Seiei Okazaki

Corporate Auditors
Kiyoshi Takada, Akihiko Ogino, Fujio Cho, Akio Tsujii, Yoshio Ishizaka

Senior Executive Officers
Noboru Kaikawa, Hideki Ueda, Yoshihide Maeda, Ryoichi Shimizu, Takehiko Nakano, Shinji Fujimoto, Kenji Wagu, Toshiro Kurusu, Sumio Fukaya

Executive Officers
Tadashi Yoda, Shin Endo, Susumu Mita, Makoto Shimonari, Akira Senuma, Kimio Hamano, Yoshinori Noguchi, Takuo Kawasaki, Kazuhiko Watanabe, Kazuharu Tanaka

Five-Year Summary

Hino Motors, Ltd. and consolidated subsidiaries
Years ended March 31

	Millions of Yen				
	2001	2002	2003	2004	**2005**
For the year:					
Net sales	¥703,998	¥758,640	¥850,318	¥1,051,587	**¥1,130,101**
Domestic	624,384	662,506	736,132	901,245	**921,403**
Overseas	79,614	96,134	114,186	150,342	**208,698**
Cost of sales	593,328	638,567	721,227	883,135	**969,274**
Selling, general and administrative expenses	105,020	111,082	109,905	123,885	**122,490**
Operating profit	5,650	8,991	19,186	44,567	**38,337**
Net income (loss) before income taxes and minority interests	(9,919)	17,371	12,436	44,614	**30,343**
Net income (loss)	(13,302)	8,370	4,960	34,023	**17,673**
Capital expenditures	20,017	25,690	27,783	51,364	**53,466**
Depreciation and amortization	38,188	31,780	31,480	31,742	**35,535**
R&D expenses	23,589	27,055	28,754	30,106	**34,948**
At year-end:					
Total assets	¥765,310	¥763,320	¥719,754	¥ 783,264	**¥ 815,525**
Shareholders' equity	84,101	180,267	179,572	219,700	**236,836**
Interest-bearing debt	455,373	331,677	276,006	260,261	**268,070**
Shares of common stock issued and outstanding (thousands of shares)	452,281	574,581	574,581	574,581	**574,581**
Number of employees	21,901	21,556	20,764	20,560	**21,285**
Overseas sales by gegraphic area:					
Asia	¥ 38,179	¥ 52,578	¥ 65,065	¥ 93,982	**¥ 130,035**
North America	15,619	12,979	15,210	17,003	**27,833**
Oceania	10,903	12,514	15,699	20,476	**26,863**
Europe	7,765	3,053	4,606	4,562	**5,340**
Other areas	7,148	15,010	13,606	14,319	**18,627**
	Yen				
Per share data:					
Net income (loss) per share (basic)	¥ (29.54)	¥ 15.99	¥ 8.38	¥ 58.86	**¥ 30.35**
Shareholders' equity per share	186.02	313.85	312.54	382.30	**412.17**
Dividends per share	0.00	3.00	5.00	6.00	**6.00**
	Number of Vehicles				
Sales by type of vehicle:					
Japan	33,136	34,011	34,742	51,242	**50,668**
Medium- and heavy-duty trucks	22,194	21,953	22,641	33,722	**32,291**
Light-duty trucks	8,918	10,033	10,032	14,604	**15,269**
Buses	2,024	2,025	2,069	2,916	**3,108**
Overseas	19,380	21,448	25,743	35,776	**44,818**

Financial Review

The Hino Group comprises Hino Motors, Ltd., 73 consolidated subsidiaries, and 16 equity-method affiliates. The Group's primary businesses are the manufacture and sale of trucks and buses and the production of vehicles on commission for Toyota Motor Corporation (TMC). Additional business activities include the development, design, and provisioning of services related to this business. In August 2001, Hino became a consolidated subsidiary of TMC following the issue of new shares through a private placement. Hino plays an important part in commercial vehicle production for the Toyota Group.

The exchange rate at the end of fiscal 2005, ended March 31, 2005, was ¥107.39 to the U.S. dollar, ¥1.70 lower than at the end of the previous term.

BUSINESS OVERVIEW

Domestic Business

The enactment of the Automobile NO_x/PM Law and new regulations governing diesel-powered vehicles in Hyogo Prefecture spurred replacement buying, most notably in western Japan, in the Group's mainstay domestic truck market. However, Hino was strongly influenced by a reactionary slump in demand in fiscal 2005 in the wake of heavy buying a year earlier due to new 2003 regulations governing diesel-powered vehicles in Tokyo and the three surrounding prefectures. As a result, overall demand in Japan for heavy- and medium-duty trucks in fiscal 2005 declined 17,747 units, or 15.1%, to 99,615 vehicles, while light-duty truck demand dropped 32,741 units, or 22.3%, to 114,145 vehicles.

Against this backdrop, Hino's domestic sales volume of trucks and buses slipped 574 units, or 1.1%, to 50,668 vehicles, however, its market share grew substantially. Hino's market share for heavy-duty trucks increased 4.5 percentage points, to 32.5%, setting a new record. Its share of the medium-duty truck market improved 2.6 percentage points, to 31.8%, and, in the general (heavy- and medium-duty) truck market, its share rose 3.4 percentage points to 32.1%. Hino's share of the light-duty truck market was up 3.5 percentage points, to 13.5%, pushing up the share held by the Toyota Group, of which Hino is a member, 4.0 percentage points, to 27.2%. Hino's share of the bus market also grew substantially, rising 5.4 percentage points, to 25.5%.

Overseas Business

Thanks to unit sales growth in Asia/Oceania and North America, Hino sold a record 44,818 trucks and buses overseas, a 25.3% increase from the previous period. Sales climbed 29.7%, to ¥157,782 million (US$1,469 million).

As a result, the combined sales volume of domestic and overseas trucks totaled 95,486 units, up 9.7%, and sales climbed 11.3%, to ¥497,661 million (US$4,634 million).

Commission Business

Total production volume on commission for TMC increased 11.4%, to 248,012 units, reflecting the start of production of *DYNA* and *TOYO ACE* trucks with payloads of 1.5 tons and *LITE ACE* and *TOWN ACE* trucks with payloads of 0.75 ton. However, sales slipped 2.7%, to ¥344,708 million (US$3,210 million), as sales of the parts for overseas production decreased.

OPERATING RESULTS

Net Sales

Net sales climbed 7.5%, to ¥1,130,101 million (US$10,523 million), thanks primarily to higher unit sales overseas.

Operating Profit

The cost of sales was up 9.8%, to ¥969,274 million (US$9,026 million), due to increases in costs associated with such items as overseas business expansion, new product and technology development, and productivity and quality improvement. As a result, operating profit fell 14.0%, to ¥38,337 million (US$357 million), and the operating profit margin contracted 0.8 percentage point, to 3.4%. The ratio of SG&A expenses to net sales was 10.8%, a 1.0 percentage point improvement, and the cost of sales ratio was 85.8%, a 1.8 percentage point increase.

Segment Data by Geographical Location

Japan

Sales totaled ¥1,065,018 million (US$9,917 million), up 4.3%, owing to an increase in vehicle exports primarily to the Asia/Oceania region. However, operating profit was down 13.7%, to ¥37,876 million (US$353 million).

Asia

Sales surged 52.4%, to ¥103,684 million (US$965 million), due to the start up of the unit production of Toyota brand vehicles and an increase in unit sales of Hino brand vehicles. Operating profit jumped 51.7%, to ¥2,383 million (US$22 million).

Other Regions

The start up of the unit production of Toyota brand vehicles and an increase in unit sales of Hino brand vehicles was behind the 46.3% upswing in sales, to ¥54,818 million (US$510 million). Nevertheless, in other regions Hino went from an operating profit of ¥556 million in fiscal 2004 to an operating loss of ¥680 million (US$6 million) in fiscal 2005.

Net Income

In other income (expenses), Hino posted an extraordinary loss of ¥4,380 million (US$41 million) on impairment of fixed assets due to the early adoption of accounting for the impairment of fixed assets in this fiscal period. Reflecting this and other expenses as well as the absence of gain on sales of investment securities, which amounted to ¥6,221 million in the previous period, income before income taxes and minority interests was down 32.0%, to ¥30,343 million (US$283 million).

After income taxes of ¥11,762 million (US$110 million), a rise of ¥2,318 million, Hino recorded net income, to ¥17,673 million (US$165 million), a fall of 48.1%.

Consequently, return on equity fell 9.3 percentage points, to 7.7%, and net income per share was ¥30.35. Hino paid cash dividends for the year of ¥6.00 (US$0.06) per share, including an interim dividend of ¥3.00.

R&D Costs

Under the banner of "Environment-friendly performance" and "Environment- and people-friendly trucks and buses," and as a leader in automotive-related environmental and safety issues, Hino places the highest priority on R&D directed at the development of environmental and safety technologies, including methods for reducing exhaust emissions, improving fuel consumption, and enhancing safety. The Company redoubled its commitment to value creation that is attuned to the changing times in order to sustain its competitive edge.

R&D costs thus increased ¥4,842 million, to ¥34,948 million (US$325 million). This was equivalent to 3.1% of net sales, up 0.2 percentage point from 2.9% in the previous fiscal year.

(Years ended March 31)


Net Sales
(Billions of yen)
1,000
800
600
400
200
0
'01 '02 '03 '04 '05
Sales by Geographic Segment
(%)
Europe 0.5
Oceania 2.4
Others 1.6
North America 2.5
Asia 11.5
Japan 81.5
Inventory Turnover, Notes and Accounts Receivable Turnover
(Months)
Inventory turnover
Notes and accounts receivable turnover
4.0
3.0
2.0
1.0
0
'01 '02 '03 '04 '05
Operating Profit
(Billions of yen)
40
30
20
10
0
'01 '02 '03 '04 '05

Capital Expenditures

Capital expenditures in the year under review totaled ¥53,466 million (US$498 million) and were mainly related to the development of new products, new plant construction, and equipment upgrades aimed at efficiency improvement.

With regard to production functions for vehicles and parts, Hino invested ¥44,251 million (US$412 million) in truck production facilities and commissioned unit production facilities overseas as well as used funds to increase production capacity at plants that produce payload trucks. Another ¥3,558 million (US$33 million) was invested in sales and service functions to establish bases to reinforce sales capabilities and improve such after-sales services as automobile safety inspection. A further investment of ¥5,656 million (US$53 million) was made to upgrade the sales company network and IT equipment used for IT, administration, employee affairs, and other functions.

Depreciation and amortization of property, plant and equipment and other assets came to ¥35,535 million (US$331 million) in the fiscal year under review.

Cash Flows

Cash and cash equivalents at end of year stood at ¥38,931 million (US$363 million), a net decrease of ¥8,350 million, or 17.7%, on the back of aggressive capital expenditures and other spending.

Net cash provided by operating activities was ¥44,078 million (US$410 million), a decrease from ¥53,247 million a year earlier. Inflows from net income before income taxes and minority interests of ¥30,343 million (US$283 million) and depreciation and amortization of ¥35,535 million were offset by increases in notes and accounts receivable of ¥10,437 million (US$94 million) and inventories of ¥11,674 million (US$118 million).

Net cash used in investing activities totaled ¥56,342 million (US$525 million), up from ¥37,630 million in the previous period. This was primarily attributable to ¥53,262 million (US$496 million) used for the purchase of property, plant and equipment and ¥8,259 million (US$77 million) for the purchase of intangible fixed assets.

Net cash provided by financing activities was ¥3,976 million (US$37 million). This was mainly due to a net decrease in

(Years ended March 31)



Net Income (Loss)
(Billions of yen)
30
20
10
0
-10
-20
'01 '02 '03 '04 '05



Interest Coverage Ratio*
(Times)
20
15
10
5
0
'01 '02 '03 '04 '05



Interest-Bearing Debt*, Debt-Equity Ratio**
(Billions of yen, Times)
Interest-bearing debt (left scale)
Debt-equity ratio (right scale)
500
400
300
200
100
0
5
4
3
2
1
0
'01 '02 '03 '04 '05



Research and Development Expenditures, Ratio to Net Sales
(Billions of yen, %)
Research and development expenditures (left scale)
Ratio to net sales (right scale)
30
20
10
0
3.6
2.4
1.2
0
'01 '02 '03 '04 '05

* Interest coverage ratio = (Operating profit (loss) + Interest and dividend income)/Interest expenses

* Interest-bearing debt = Short-term bank loans + Commercial paper + Current portion of long-term debt + Long-term debt

** Debt-equity ratio = Interest-bearing debt/Shareholders' equity short-term borrowings of ¥11,520 million (compared with ¥7,909 million in the previous period) and a dividend payment of ¥3,446 million (US$32 million), despite proceeds of ¥28,428 million (US$265 million) from the issuance of long-term debt.

Financial Position

Total assets at the end of the fiscal year stood at ¥815,525 million (US$7,594 million), up ¥32,261 million, or 4.1%. Current assets rose ¥17,480 million, or 4.6%, to ¥400,903 million (US$3,733 million). The increase was mainly attributable to business expansion in North America and Thailand, as well as rise of ¥10,712 million in notes and accounts payable and a gain in inventories of ¥10,179 million.

Investments and other assets totaled ¥97,583 million (US$909 million), up ¥8,729 million, or 9.8%. This increase is due to a ¥5,038 million increase in software acquired for a sales system constructed in Japan and a ¥5,697 million upswing in investment securities due to an increase in the market value of equity shares owned by the Company.

Property, plant and equipment totaled ¥317,039 (US$2,952 million), up ¥6,052 million, or 1.9%. This increase is mainly due to a ¥6,052 million rise in tangible fixed assets from the construction of production facilities in North America and Thailand.

On the liabilities side of the ledger, current liabilities edged down ¥4,695 million, or 1.0%, to ¥461,517 million (US$4,298 million), due mainly to a ¥12,838 million increase in notes and accounts payable owing to higher unit production at overseas subsidiaries and a ¥10,999 million decrease in short-term borrowings primarily for a domestic sales company.

Long-term liabilities were up ¥18,818 million, or 22.0%, to ¥104,192 million (US$970 million), primarily reflecting a ¥18,073 million gain in long-term debt due mainly to the procurement of funds for purchasing capital equipment.

Shareholders' equity climbed ¥17,136 million, or 7.8%, to ¥236,836 million (US$2,205 million), largely due to net income of ¥17,673 million (US$165 million) and a ¥3,232 million rise in net unrealized gain on available-for-sale securities. As a result, the equity ratio increased 1.0 percentage point, to 29.0%. Net asset value per share was ¥412.17 (US$3.84).

(Years ended March 31)


Capital Expenditures, Depreciation and Amortization
(Billions of yen)
Capital expenditures
Depreciation and amortization
50
40
30
20
10
0
'01 '02 '03 '04 '05
Cash Flows
(Billions of yen)
Cash flows from operating activities
Cash flows from investing activities
Cash flows from financing activities
90
60
30
0
-30
-60
-90
'01 '02 '03 '04 '05
Shareholders' Equity, Shareholders' Equity Ratio
(Billions of yen, %)
Shareholders' equity (left scale)
Shareholders' equity ratio (right scale)
200
150
100
50
0
32
24
16
8
0
'01 '02 '03 '04 '05
Total Assets
(Billions of yen)
800
600
400
200
0
'01 '02 '03 '04 '05

* Shareholders' equity ratio = Shareholders' equity/Total assets x 100

Consolidated Balance Sheets

Hino Motors, Ltd. and its consolidated subsidiaries
March 31, 2004 and 2005

Assets	Millions of Yen 2004	Millions of Yen 2005	Thousands of U.S. Dollars (Note 1) 2005
Current assets:			
Cash and cash equivalents	¥ 47,280	**¥ 38,931**	**$ 362,521**
Short-term investments (Note 4)	1,785	**1,631**	**15,188**
Trade receivables:			
Notes (Note 8)	87,228	**77,949**	**725,851**
Accounts (Notes 8 and 16)	150,856	**170,847**	**1,590,907**
Inventories (Notes 5 and 8)	75,677	**85,857**	**799,486**
Deferred income taxes (Note 12)	13,167	**11,869**	**110,521**
Prepaid expenses and other current assets	13,447	**18,917**	**176,148**
Allowance for doubtful accounts	(6,017)	**(5,098)**	**(47,470)**
Total current assets	383,423	**400,903**	**3,733,152**
Investments and other assets:			
Investment securities (Note 4)	51,738	**56,924**	**530,071**
Investments in and advances to affiliated companies	7,649	**8,024**	**74,720**
Long-term loans	9,347	**9,294**	**86,543**
Deferred income taxes (Note 12)	1,966	**2,051**	**19,101**
Other assets	27,217	**29,738**	**276,907**
Allowance for doubtful accounts	(9,063)	**(8,448)**	**(78,668)**
Total investments and other assets	88,854	**97,583**	**908,674**
Property, plant and equipment (Note 8):			
Land	105,534	**101,609**	**946,170**
Buildings and structures	243,138	**251,863**	**2,345,314**
Machinery and equipment	348,235	**373,895**	**3,481,660**
Tools	86,959	**92,086**	**857,490**
Construction in progress	24,829	**9,544**	**88,865**
	808,695	**828,997**	**7,719,499**
Less—Accumulated depreciation	(497,708)	**(511,958)**	**(4,767,278)**
Net property, plant and equipment	310,987	**317,039**	**2,952,221**
Total assets	¥783,264	**¥815,525**	**$7,594,047**

The accompanying notes are an integral part of these statements.

Liabilities, Minority Interests and Shareholders' Equity	Millions of Yen 2004	Millions of Yen 2005	Thousands of U.S. Dollars (Note 1) 2005
Current liabilities:			
Short-term borrowings (Note 7)	¥219,476	**¥208,477**	**$1,941,304**
Current portion of long-term debt (Note 7)	8,286	**9,021**	**83,999**
Trade payables:			
Notes	39,979	**39,871**	**371,270**
Accounts (Note 16)	125,226	**138,172**	**1,286,634**
Accrued income taxes	13,603	**6,314**	**58,793**
Accrued expenses	26,336	**27,824**	**259,096**
Other current liabilities	33,306	**31,838**	**296,483**
Total current liabilities	466,212	**461,517**	**4,297,579**
Long-term liabilities:			
Long-term debt (Notes 7 and 16)	32,499	**50,572**	**470,918**
Accrued employees' retirement benefits (Note 9)	37,582	**37,470**	**348,915**
Deferred income taxes (Note 12)	9,257	**10,846**	**100,995**
Deferred income taxes related to unrealized gains on land revaluation (Note 12)	5,434	**4,684**	**43,618**
Other	602	**620**	**5,771**
Total long-term liabilities	85,374	**104,192**	**970,217**
Minority interests in consolidated subsidiaries	11,978	**12,980**	**120,869**
Shareholders' equity:			
Common stock, no par value:			
Authorized—1,400,000,000 shares			
Issued and outstanding—574,580,850 shares in 2004 and 2005	72,717	**72,717**	**677,133**
Additional paid-in capital	64,307	**64,307**	**598,820**
Retained earnings (Note 13)	63,338	**78,422**	**730,256**
Net unrealized gain on land revaluation	7,460	**6,357**	**59,193**
Net unrealized gain on available-for-sale securities	18,484	**21,716**	**202,217**
Less: Treasury common stock, at cost (504,327 shares in 2004 and 584,290 shares in 2005)	(175)	**(241)**	**(2,246)**
Cumulative translation adjustments	(6,431)	**(6,442)**	**(59,991)**
Total shareholders' equity	219,700	**236,836**	**2,205,382**
Commitments and contingent liabilities (Note 14)			
Total liabilities, minority interests and shareholders' equity	¥783,264	**¥815,525**	**$7,594,047**

Consolidated Statements of Income

Hino Motors, Ltd. and consolidated subsidiaries
Years ended March 31, 2004 and 2005

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2004	2005	2005
Net sales (Notes 15 and 16)	¥1,051,587	¥1,130,101	$10,523,334
Cost of sales (Notes 11 and 16)	883,135	969,274	9,025,734
Gross profit	168,452	160,827	1,497,600
Selling, general and administrative expenses (Notes 10 and 11)	123,885	122,490	1,140,616
Operating profit	44,567	38,337	356,984
Other income (expenses):			
Interest and dividend income	1,664	2,582	24,045
Interest expense	(2,276)	(2,151)	(20,029)
Exchange gain (loss), net	(266)	248	2,306
Equity in earnings of affiliated companies	646	784	7,300
Gain on sales of investment securities	6,221	0	0
Loss on write-down of investment securities	(73)	(90)	(838)
Loss on sales and disposal of property, plant and equipment	(5,516)	(3,024)	(28,158)
Loss on impairment of fixed assets	—	(4,380)	(40,790)
Loss on write-down of inventories	—	(1,358)	(12,644)
Other, net	(353)	(605)	(5,625)
	47	(7,994)	(74,433)
Net income before income taxes and minority interests	44,614	30,343	282,551
Income taxes (Note 12):			
Current	18,056	11,875	110,582
Deferred	(8,611)	(113)	(1,055)
	9,445	11,762	109,527
Income before minority interests	35,169	18,581	173,024
Minority interests in income of consolidated subsidiaries	1,147	908	8,460
Net income	¥ 34,023	¥ 17,673	$ 164,564

	Yen		U.S. Dollars (Note 1)
Per share amounts:			
Net income:			
Basic	¥ 58.86	¥ 30.35	$ 0.28
Diluted	—	—	—
Cash dividends	6.00	6.00	0.06

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Hino Motors, Ltd. and consolidated subsidiaries
Years ended March 31, 2004 and 2005

		Millions of Yen							
	Number of shares of common stock (Thousands)	Common stock	Additional paid-in capital	Net unrealized gain on land revaluation	Net unrealized gain on available-for-sale securities	Cumulative translation adjustments	Retained earnings	Treasury common stock
Balance at March 31, 2003	574,581	¥72,717	¥64,307	¥11,165	¥ 7,406	¥(5,929)	¥30,044	¥(138)
Net income	—	—	—	—	—	—	34,023	—
Cash dividends	—	—	—	—	—	—	(3,446)	—
Bonuses to directors and statutory auditors	—	—	—	—	—	—	(165)	—
Changes in net unrealized gain on land revaluation	—	—	—	(3,705)	—	—	2,847	—
Changes in net unrealized gain on available-for-sale securities	—	—	—	—	11,078	—	—	—
Translation adjustments	—	—	—	—	—	(502)	—	—
Increase in treasury common stock	—	—	—	—	—	—	—	(37)
Other	—	—	—	—	—	—	35	—
Balance at March 31, 2004	574,581	72,717	64,307	7,460	18,484	(6,431)	63,338	(175)
Net income	—	—	—	—	—	—	**17,673**	—
Cash dividends	—	—	—	—	—	—	**(3,446)**	—
Bonuses to directors and statutory auditors	—	—	—	—	—	—	**(245)**	—
Changes in net unrealized gain on land revaluation	—	—	—	**(1,103)**	—	—	**1,102**	—
Changes in net unrealized gain on available-for-sale securities	—	—	—	—	**3,232**	—	—	—
Translation adjustments	—	—	—	—	—	**(11)**	—	—
Increase in treasury common stock	—	—	—	—	—	—	—	**(66)**
Other	—	—	—	—	—	—	—	—
Balance at March 31, 2005	**574,581**	**¥72,717**	**¥64,307**	**¥ 6,357**	**¥21,716**	**¥(6,442)**	**¥78,422**	**¥(241)**

	Thousands of U.S. Dollars						
	Common stock	Additional paid-in capital	Net unrealized gain on land revaluation	Net unrealized gain on available-for-sale securities	Cumulative translation adjustments	Retained earnings	Treasury common stock
Balance at March 31, 2004	$677,133	$598,820	$ 69,467	$172,124	$(59,888)	$589,788	$(1,628)
Net income	—	—	—	—	—	**164,564**	—
Cash dividends	—	—	—	—	—	**(32,086)**	—
Bonuses to directors and statutory auditors	—	—	—	—	—	**(2,284)**	—
Changes in net unrealized gain on land revaluation	—	—	**(10,274)**	—	—	**10,274**	—
Changes in net unrealized gain on available-for-sale securities	—	—	—	**30,093**	—	—	—
Translation adjustments	—	—	—	—	**(103)**	—	—
Increase in treasury common stock	—	—	—	—	—	—	**(618)**
Other	—	—	—	—	—	—	—
Balance at March 31, 2005	**$677,133**	**$598,820**	**$ 59,193**	**$202,217**	**$(59,991)**	**$730,256**	**$ (2,246)**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Hino Motors, Ltd. and consolidated subsidiaries
Years ended March 31, 2004 and 2005

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2004	2005	2005
Operating activities:			
Net income before income taxes and minority interests	¥44,614	**¥30,343**	**$282,551**
Depreciation and amortization	31,742	**35,535**	**330,901**
Accrued employees' retirement benefits, less payments	(1,329)	**(124)**	**(1,152)**
Allowance for doubtful accounts	2,227	**(1,557)**	**(14,503)**
Provision to the reserve for product warranties	3,327	**(2,616)**	**(24,360)**
Interest and dividend income	(1,664)	**(2,582)**	**(24,045)**
Interest expense	2,276	**2,151**	**20,029**
(Gain) loss on sales of investment securities	(6,221)	**15**	**144**
Loss on write-down of investment securities	73	**90**	**838**
Loss on sales and disposal of property, plant and equipment	5,516	**3,024**	**28,158**
Loss on impairment of fixed assets	—	**4,380**	**40,790**
Increase in notes and accounts receivable	(27,568)	**(10,437)**	**(97,191)**
Increase in inventories	(15,890)	**(11,674)**	**(108,710)**
Increase in notes and accounts payable	21,830	**12,603**	**117,361**
Other, net	6,048	**4,015**	**37,388**
Subtotal	64,981	**63,166**	**588,199**
Interest and dividends received	1,664	**2,639**	**24,571**
Interest paid	(2,323)	**(2,026)**	**(18,868)**
Income taxes paid	(11,075)	**(19,701)**	**(183,450)**
Net cash provided by operating activities	53,247	**44,078**	**410,452**
Investing activities:			
Proceeds from sales of property, plant and equipment	5,651	**4,244**	**39,521**
Purchase of property, plant and equipment	(44,177)	**(53,262)**	**(495,971)**
Purchase of intangible fixed assets	(5,950)	**(8,259)**	**(76,904)**
Net decrease in investment securities	6,515	**333**	**3,104**
Other, net	331	**602**	**5,603**
Net cash used in investing activities	(37,630)	**(56,342)**	**(524,647)**
Financing activities:			
Net decrease in short-term borrowings	(7,909)	**(11,520)**	**(107,276)**
Proceeds from issuance of long-term debt	22,188	**28,428**	**264,716**
Repayments of long-term debt	(25,599)	**(9,686)**	**(90,193)**
Proceeds from payments by minority interests	4,168	**266**	**2,478**
Dividends paid	(3,446)	**(3,446)**	**(32,086)**
Other, net	(50)	**(66)**	**(618)**
Net cash (used in) provided by financing activities	(10,648)	**3,976**	**37,021**
Effect of exchange rate changes on cash and cash equivalents	(1,131)	**(61)**	**(574)**
Net increase (decrease) in cash and cash equivalents	3,838	**(8,349)**	**(77,748)**
Cash and cash equivalents at beginning of year	43,442	**47,280**	**440,269**
Cash and cash equivalents at end of year	¥47,280	**¥38,931**	**$362,521**

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Hino Motors, Ltd. and its consolidated subsidiaries
Years ended March 31, 2004 and 2005

1 Basis of Consolidated Financial Statements' Presentation

The accompanying consolidated financial statements of Hino Motors, Ltd. (the "Company") and its subsidiaries are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements included certain financial information to enhance readers' understanding. However, such modifications and additional information have no effect on results of operations or shareholders' equity.

U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥107.39=U.S.$1, the approximate spot rate at March 31, 2005, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

Certain reclassifications of the consolidated financial statements for the fiscal year ended March 31, 2004 have been made to conform to the presentation for the fiscal year ended March 31, 2005.

2 Summary of Significant Accounting Policies

(1) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries controlled directly or indirectly by the Company. Unconsolidated subsidiaries and affiliated companies over which the Company exercises significant influence in terms of their operating and financial policies have been included in the consolidated financial statements on an equity method basis. All significant intercompany balances and transactions are eliminated in consolidation.

(2) Foreign Currency Translation

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at the exchange rates prevailing at the year-end and profit and loss accounts are translated into Japanese yen at average exchange rates during the year. Shareholders' equity accounts of foreign subsidiaries and affiliates are translated at historical rates. The resulting translation differences are debited or credited to the cumulative translation adjustments account in shareholders' equity or to the minority interests in consolidated subsidiaries in the consolidated balance sheets.

From the fiscal year ended March 31, 2005, the Company changed the method of translation of all profit and loss accounts of foreign subsidiaries and affiliates. Prior to adopting the new method, all profit and loss accounts of foreign subsidiaries and affiliates were translated into Japanese yen at the exchange rates prevailing at the balance sheet date in accordance with the alternatively accepted translation method under accounting principles generally accepted in Japan. As a result of the change in translation method, net sales for the year ended March 31, 2005 decreased by ¥1,135 million ($10,574 thousand). However, the change did not have any material impacts on net income.

The impacts of the change in transaction method on segment information are shown in Note 15.

Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing at year-end and the resulting gains and losses are included in net income or loss for the year.

(3) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

(4) Marketable Securities and Investment Securities

Held-to-maturity debt securities are stated at amortized cost. Investment securities in affiliated companies are stated at moving-average cost. Other available-for-sale securities for which market values are readily determinable are stated at fair market value at the balance sheet date, with net unrealized gains or losses reported as a separate component of shareholders' equity at a net-of-tax amount. Other available-for-sale securities for which market values are not readily determinable are stated at moving-average cost.

(5) Inventories

The Company:

Finished products are stated at cost, which is determined by the specific identification basis. Work in process, raw materials and supplies are stated at cost, which is determined by the moving-average-cost method.

Subsidiaries:

Inventories are principally stated at cost, which is determined by the moving-average-cost method or at the latest purchase price.

(6) Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost. Depreciation is mainly computed using the declining-balance method, except for buildings acquired after April 1998, which are depreciated using the straight-line method, at rates based on the estimated useful lives of the respective assets.

The range of useful lives is as follows:

Buildings and structures	2 to 75 years
Machinery, equipment and vehicles	2 to 20 years
Tools	2 to 20 years
Leases	3 to 10 years

Significant renewals and betterments are capitalized at cost, while minor maintenance and repairs are charged to expenses as incurred.

(7) Employees' Retirement Benefits

Accrued employees' retirement benefits under the defined benefit plans of the Company and its consolidated subsidiaries are determined based on the present value of the actuarial projected benefits attributable to employee service rendered, and the fair value of plan assets at the year-end, as adjusted for unrecognized actuarial gains or losses, and unrecognized prior service costs.

Prior service costs are amortized by the straight-line method over the estimated average remaining service years of the employees. Actuarial gains or losses are amortized by the straight-line method over the estimated average remaining service years of the employees.

(8) Derivative Instruments and Hedge Accounting

In the normal course of business, the Company and its consolidated subsidiaries employ forward exchange contracts to manage their exposure to fluctuations in foreign currency exchange rates with respect to their monetary assets or liabilities denominated in foreign currencies. Gains or losses arising from changes in fair value of forward exchange contracts, which meet certain hedging criteria under "the Accounting Standard for Financial Instruments," are offset with or added to the hedged monetary assets or liabilities. The Company and its consolidated subsidiaries do not employ derivative financial instruments for speculative or trading purposes.

The Company and its consolidated subsidiaries are exposed to credit related losses in the event of non-performance by counterparties to financial instruments and derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are authentic financial institutions.

(9) Land Revaluation

In accordance with the Land Revaluation Law enacted on March 31, 2001, land used for businesses owned by certain domestic consolidated subsidiaries was revalued, and the unrealized gain on the land revaluation, net of deferred tax, was reported as "Net unrealized gain on land revaluation" as a separate component of shareholders' equity, and the relevant tax effect was included in "Deferred income taxes related to unrealized gain on land revaluation."

(10) Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the financial statement carrying amount of existing assets and liabilities and respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(11) Net Income per Share

Net income per share is computed based on the average number of common shares outstanding during each period. From the fiscal year ended March 31, 2003, in accordance with the newly issued accounting standard for per share information, the amount of proposed appropriation of retained earnings for bonuses to directors and statutory auditors is deducted from net income for the computation of net income per share.

Information about diluted net income per share is not disclosed because no potential common shares exist.

(12) Leases

Periodic lease payments under financing lease contracts are charged to income as incurred. Under Japanese accounting principles, a financing lease that meets certain designated criteria can be either capitalized or accounted for as on operating lease with appropriate footnote disclosure.

(13) Accounting Standard for Impairment of Fixed Assets

On August 9, 2002, the Business Accounting Council in Japan issued "Accounting Standard for Impairment of Fixed Assets," and on October 31, 2003, the Accounting Standard Board of Japan issued "Implementation Guidance for Accounting Standard for Impairment of Fixed Assets." These standards require that fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss shall be recognized in the income statement by reducing the carrying amount of an asset or asset group to the recoverable amount to be measured as the higher of net selling price and value in use.

These standards shall be effective from the fiscal year beginning April 1, 2005 and an earlier adoption is permitted from the fiscal year beginning April 1, 2003. The Company and its subsidiaries have early adopted these standards in the fiscal year beginning April 1, 2004. As a result of the adoption of the standard, Net income before income taxes and minority interests for the fiscal year ended March 31, 2005 decreased by ¥4,380 million ($40,790 thousand).

3 Impairment of Fixed Assets

The assessment of whether there is an impairment of fixed assets is made for each group of assets, which is determined as individual operating assets for rental or idle assets and based on the grouping for managerial accounting and investment decision-making purposes.

For the following assets classified into the rental asset group and idle asset group whose operating profitability has worsened substantially owing to such factors as ongoing decline in market value and the poor performance of assets, the Company recognized impairments, and therefore marked the assets down to the net recoverable value to recognize impairment loss of ¥4,380 million ($40,790 thousand).

			Millions of Yen	Thousands of U.S. Dollars
	Group of asset	Category	Impairment loss	
Yokohama, Kanagawa, other	Idle assets	Land and Buildings	¥4,225	$39,348
Kodama, Saitama, other	Rental assets	Land and Buildings	155	1,442
Total			¥4,380	$40,790

Breakdown of Impairment Losses

Yokohama, Kanagawa, other	¥4,225 million (Of which, ¥4,187 million for land, ¥38 million for buildings)
Kodama, Saitama, other	¥ 155 million (Of which, ¥150 million for land, ¥5 million for buildings)

The net recoverable value is determined as the higher of the net market value and the usage value. The net market value is based on appraisal provided by professional real estate assessors or other reasonable measurement, and the usage value is calculated as net future operating cash flows discounted by 3.4%.

4 Marketable Securities and Investment Securities

At March 31, 2004 and 2005, book value, market value, and net unrealized gains (losses) of marketable securities and investment securities of the Company and its subsidiaries were as follows:

	Millions of Yen		
Year ended March 31, 2004	Amortized cost (Carrying amount)	Fair value	Difference
Short-term investments			
Marketable held-to-maturity securities:			
Government bonds and municipal bonds	¥1,201	¥1,200	¥(1)

	Millions of yen		
Year ended March 31, 2004	Cost	Fair value (Carrying amount)	Difference
Investment securities			
Marketable available-for-sale securities:			
Equity securities	¥20,737	¥48,325	¥27,588
Debt securities	22	21	(1)
Other	131	187	56
Total	¥20,890	¥48,533	¥27,643

	Millions of Yen		
Year ended March 31, 2005	Amortized cost (Carrying amount)	Fair value	Difference
Short-term investments			
Marketable held-to-maturity securities:			
Government bonds and municipal bonds	**¥1,201**	**¥1,200**	**¥(1)**

	Millions of yen		
Year ended March 31, 2005	Cost	Fair value (Carrying amount)	Difference
Investment securities			
Marketable available-for-sale securities:			
Equity securities	**¥18,180**	**¥51,387**	**¥33,207**
Debt securities	**10**	**11**	**1**
Other	**127**	**184**	**57**
Total	**¥18,317**	**¥51,582**	**¥33,265**

	Thousands of U.S. Dollars		
Year ended March 31, 2005	Amortized cost (Carrying amount)	Fair value	Difference
Short-term investments			
Marketable held-to-maturity securities:			
Government bonds and municipal bonds	**$11,181**	**$11,176**	**$(5)**

	Thousands of U.S. Dollars		
Year ended March 31, 2005	Cost	Fair value (Carrying amount)	Difference
Investment securities			
Marketable available-for-sale securities:			
Equity securities	**$169,290**	**$478,506**	**$309,216**
Debt securities	**97**	**101**	**4**
Other	**1,182**	**1,718**	**536**
Total	**$170,569**	**$480,325**	**$309,756**

The carrying amount of investment securities in nonpublic companies as at March 31, 2004 and 2005 was ¥3,205 million and ¥3,215 million ($29,936 thousand), respectively. The corresponding fair value at these dates was not computed as such estimation was not readily determinable.

5 Inventories

Inventories at March 31, 2004 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Finished products	¥44,581	¥53,099	$494,443
Work in process	19,086	19,386	180,523
Raw materials and supplies	12,010	13,372	124,520
Total	¥75,677	¥85,857	$799,486

6 Leases

Lease expenses and lease income in respect of finance leases, other than those lease agreements which stipulate the transfer of ownership of the leased property at March 31, 2004 and 2005, were as follows:

(1) Lessee

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Class of property:			
Machinery, equipment and vehicles	¥ 3,964	¥ 5,671	$ 52,804
Tools	7,617	6,258	58,275
Other	25	52	483
	11,606	11,981	111,562
Less-accumulated depreciation	(6,607)	(7,658)	(71,312)
Net	¥ 4,999	¥ 4,323	$ 40,250
Future minimum payments:			
Due within one year	¥ 2,006	¥ 1,996	$ 18,583
Due after one year	3,111	2,466	22,967
	¥ 5,117	¥ 4,462	$ 41,550
Lease expense for the year:			
Depreciation	¥ 2,211	¥ 2,243	$ 20,884
Interest	143	176	1,640
	¥ 2,383	¥ 2,463	$ 22,937

(2) Lessor

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Class of property:			
Machinery, equipment and vehicles	¥5,301	¥1,137	$10,591
Less-accumulated depreciation	(3,591)	(950)	(8,848)
Net	¥1,710	¥ 187	$ 1,743
Future minimum income:			
Due within one year	¥ 745	¥ 127	$ 1,184
Due after one year	1,613	3	27
	¥2,358	¥ 130	$ 1,211
Lease income for the year:			
Depreciation	¥ 983	¥ 497	$ 4,625
Interest	129	91	847
	¥1,242	¥ 627	$ 5,840

7 Short-Term Borrowings and Long-Term Debt

Short-term borrowings at March 31, 2004 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Bank loans with weighted-average interest rates of 0.80% for the year ended March 31, 2004 and 1.08% for the year ended March 31, 2005:			
Secured	¥113,847	¥102,325	$ 952,837
Unsecured	60,629	54,152	504,250
Sub-total	174,476	156,477	1,457,087
Commercial paper with interest of 0.03% for the year ended March 31, 2004 and 0.02% for the year ended March 31, 2005	45,000	52,000	484,217
Total	¥219,476	¥208,477	$1,941,304

Long-term debt at March 31, 2004 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Loans, principally from banks, insurance companies, and other institutions, due 2006 to 2025 with weighted-average interest rates of 1.03% for the year ended March 31, 2004 and 0.71% for the year ended March 31, 2005:			
Secured	¥18,977	¥11,622	$108,219
Unsecured	21,808	47,971	446,698
Less-amount due within one year	(8,286)	(9,021)	(83,999)
Total	¥32,499	¥50,572	$470,918

The aggregate annual maturities of long-term debt outstanding at March 31, 2005, were as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 1,746	$ 16,261
2007	26,600	247,694
2008	21,556	200,727
2009 and thereafter	670	6,236
Total	¥50,572	$470,918

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that collateral and guarantees for present and future indebtedness will be given upon request of the bank with reasonable and probable cause, and that the bank shall have the right to offset cash deposited with it against any obligation that has become due or, in the event of default, against all obligations due to the bank. The Company has never been requested to give any additional collateral or guarantee.

8 Assets Pledged

At March 31, 2004 and 2005, assets pledged as collateral for short-term borrowings and long-term debt were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Trade notes receivable	¥ 67,352	¥ 49,525	$ 461,165
Trade accounts receivable	57,773	51,968	483,921
Land	52,227	47,300	440,450
Buildings and structures	25,831	24,378	227,008
Machinery, equipment, vehicles and tools	4,127	3,611	33,627
Other	3,380	3,597	33,496
Total	¥210,690	¥180,379	$1,679,667

9 Employees' Retirement Benefit Plans

Under the terms of the employees' retirement benefit plans of the Company and its subsidiaries in Japan, all employees whose service with the Company and its subsidiaries are terminated are usually entitled to lump-sum retirement benefits determined by reference to their current basic rate of pay, length of service and conditions under which the termination occurs.

The obligation for the retirement benefits is provided for through accruals and funding of tax-qualified non-contributory pension plans.

The Company and certain subsidiaries in Japan have tax-qualified non-contributory pension plans which cover a part of the retirement benefits payable to qualified employees at the time of termination. The funding policy for the plans is to contribute amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to the limitation on deductibility imposed by Japanese income tax laws.

Information regarding the defined employees' retirement benefit plans for the Company and its consolidated subsidiaries for the years ended March 31, 2004 and 2005 is as follows:

Projected Benefit Obligation

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Projected benefit obligation	¥(86,119)	**¥(88,706)**	**$(826,020)**
Plan assets at fair value	37,449	**39,846**	**371,041**
Projected benefit obligation in excess of plan assets	(48,670)	**(48,860)**	**(454,979)**
Unrecognized actuarial loss	11,036	**11,311**	**105,328**
Unrecognized prior service obligation	52	**79**	**736**
Accrued employees' retirement benefits	¥(37,582)	**¥(37,470)**	**$(348,915)**

Net Periodic Benefit Costs

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Service costs	¥4,110	**¥4,524**	**$42,123**
Interest costs on projected benefit obligation	1,708	**1,443**	**13,433**
Expected return on plan assets	(719)	**(638)**	**(5,938)**
Recognized actuarial loss	695	**787**	**7,330**
Amortization of prior service obligation	(60)	**(39)**	**(361)**
Net periodic benefit cost	¥5,734	**¥6,077**	**$56,587**

The assumptions as of March 31, 2004 and 2005, which were used in determining periodic benefit costs and accrued employees' retirement benefits shown above were as follows:

	2004	2005
Allocation of retirement benefit cost	Flat allocation	**Flat allocation**
Discount rate	2.0%–2.5%	**2.0%–2.5%**
Expected rate of return on plan assets	Principally 2.5%	**Principally 2.5%**
Years of amortization of prior service obligation	4–13 years	**4–16 years**
Years of amortization of actuarial loss	4–18 years	**4–18 years**

10 Selling, General and Administrative Expenses

Selling, general and administrative expenses for the years ended March 31, 2004 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Sales commissions	¥ 6,492	¥ 8,286	$ 77,157
Distribution costs	8,823	9,424	87,756
Product warranties	8,681	6,065	56,476
Advertising expenses	3,850	4,169	38,825
Labor costs	41,995	43,528	405,322
Rent and lease expenses	5,816	5,934	55,253
Allowance for bad debt	3,859	233	2,174
Other	44,369	44,851	417,653
Total	¥123,885	¥122,490	$1,140,616

11 Research and Development Expenses

Research and development expenses for the years ended March 31, 2004 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Research and development expenses	¥30,106	¥34,948	$325,432

12 Income Taxes

The Company and its domestic subsidiaries are subject to corporate income tax, enterprise tax, and prefectural and municipal inhabitants' taxes based on income. The aggregated statutory tax rate approximated 42.1% for the year ended March 31, 2004. Due to changes in Japanese income tax regulations, the statutory tax rate was reduced to approximately 40.7% for the year ended March 31, 2005.

The following table summarizes the significant differences between the statutory tax rate and effective tax rate for consolidated financial statement purposes for the years ended March 31, 2004 and 2005:

	2004	2005
Statutory tax rate	42.1%	40.7%
Non-deductible expenses	1.2	2.2
Non-taxable dividend income	(0.3)	(0.8)
Per capital inhabitants' taxes	0.3	0.4
Equity in earnings of affiliated companies	(1.5)	(1.0)
Income tax credits	(6.8)	(6.1)
Change in valuation allowances and other	(13.8)	3.4
Effective tax rate	21.2%	38.8%

Significant components of the Company's and its subsidiaries' deferred tax assets and liabilities as of March 31, 2004 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Deferred tax assets:			
Net operating loss carryforwards	¥ 6,934	¥ 6,546	$ 60,952
Accrued employees' bonus	4,904	4,775	44,464
Accrued employees' retirement benefits	11,359	13,401	124,787
Other	15,527	14,344	133,572
	38,724	39,066	363,775
Valuation allowance	(18,059)	(19,201)	(178,800)
Total deferred tax assets	20,665	19,865	184,975
Deferred tax liabilities:			
Retained earnings appropriated for allowable tax reserves	(3,237)	(3,140)	(29,234)
Unrealized gain on securities	(11,349)	(13,448)	(125,228)
Unrealized gain on land revaluation	(5,434)	(4,684)	(43,618)
Other	(203)	(203)	(1,887)
Total deferred tax liabilities	(20,223)	(21,475)	(199,967)
Net deferred tax assets (liabilities)	¥ 442	¥ (1,610)	$ (14,992)

13 Retained Earnings and Dividends

The amount of retained earnings available for dividends under the Commercial Code of Japan is based on the amount stated in the statutory financial statements of the Company.

14 Contingent Liabilities

Contingent liabilities at March 31, 2004 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Export bills discounted with banks	¥ 209	¥ 123	$ 1,145
Guarantees in respect of employees' housing loans and loans to affiliated companies, etc.	15,957	14,468	134,728

15 Segment Information

Business Segment Information

Business segment information is not required to be disclosed as the Company and its consolidated subsidiaries are primarily engaged in the manufacture and sale of automobiles, particularly diesel trucks and buses.

Geographical Segment Information

Geographical segment information was not required to be disclosed as both sales and assets in Japan exceed 90% of total sales and of total assets of all segments for the year ended March 31, 2003. Geographical segment information for the year ended March 31, 2004 and 2005, is as follows:

I. Sales and operating profit	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Sales			
Japan:			
External customers	¥ 949,042	¥ 974,012	$ 9,069,859
Intercompany	72,370	91,006	847,438
Total	1,021,412	1,065,018	9,917,297
Asia:			
External customers	67,605	103,156	960,576
Intercompany	413	528	4,916
Total	68,018	103,684	965,492
Other:			
External customers	34,940	52,933	492,899
Intercompany	2,516	1,885	17,553
Total	37,456	54,818	510,452
Total:			
External customers	1,051,587	1,130,101	10,523,334
Intercompany	75,299	93,419	869,907
Total	1,126,886	1,223,520	11,393,241
Corporate and eliminations:			
External customers	—	—	—
Intercompany	(75,299)	(93,419)	(869,907)
Total	(75,299)	(93,419)	(869,907)
Consolidated total:			
External customers	1,051,587	1,130,101	10,523,334
Intercompany	—	—	—
Total	¥1,051,587	¥1,130,101	$10,523,334
Operating profit			
Japan	¥ 43,872	¥ 37,876	$ 352,699
Asia	1,571	2,383	22,188
Other	556	(680)	(6,338)
Total	45,999	39,579	368,549
Corporate and eliminations	(1,432)	(1,242)	(11,565)
Consolidated total	¥ 44,567	¥ 38,337	$ 356,984

II. Segment assets	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Japan	¥710,642	¥717,472	$6,680,999
Asia	64,493	77,335	720,133
Other	23,381	38,643	359,833
Total	798,516	833,450	7,760,965
Corporate and eliminations	(15,252)	(17,925)	(166,918)
Consolidated total	¥783,264	¥815,525	$7,594,047

As a result of the change in translation method of all profit and loss accounts of foreign subsidiaries and affiliates as described in Note 2, net sales for external customers in Asian segment increased by ¥175 million ($1,626 thousand), and net sales for external customers of other geographical segments decreased by ¥1,310 million ($12,201 thousand).

The change did not have any material impacts on operating profit.

Overseas Sales

Overseas sales, which represent total export sales of the Company and its consolidated subsidiaries in Japan and net sales of consolidated subsidiaries outside Japan, for the years ended March 31, 2004 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Overseas sales (A)	¥ 150,342	¥ 208,698	$ 1,943,369
Consolidated sales (B)	1,051,587	1,130,101	10,523,334
(A)/(B)	14.3%	18.5%	

Overseas Sales by Geographic Area

Year ended March 31, 2004	Percentage of consolidated sales	Millions of Yen
Asia	8.9%	¥ 93,982
North America	1.6	17,003
Oceania	2.0	20,476
Europe	0.4	4,562
Other areas	1.4	14,319
Total	14.3%	¥150,342

Year ended March 31, 2005	Percentage of consolidated sales	Millions of Yen	Thousands of U.S. Dollars
Asia	11.5%	¥130,035	$1,210,870
North America	2.5	27,833	259,179
Oceania	2.4	26,863	250,140
Europe	0.5	5,340	49,727
Other areas	1.6	18,627	173,453
Total	18.5%	¥208,698	$1,943,369

Note: Asia: Thailand, Indonesia, China and others; North America: the United States, Canada and others; Oceania: Australia, New Zealand and others; Europe: Ireland and others; Other areas: South and Central Americas and others

As a result of the change in translation method of all profit and loss accounts of foreign subsidiaries and affiliates as described in Note 2, net sales of subsidiaries in Asia increased by ¥175 million ($1,626 thousand), and net sales of subsidiaries in North America and Oceania decreased by ¥229 million ($2,136 thousand) and ¥1,030 million ($9,594 thousand), respectively.

16 Transactions with Related Parties

Material transactions and resulting account balances with related parties for the years ended March 31, 2004 and 2005 were as follows:

Name of related company	Paid-in capital (Millions of yen)	Principal business	Direct equity ownership percentage by the Company (%)	Millions of Yen: Transactions for the years ended March 31 — Description of transactions	2004	2005	Resulting account balances at March 31 — Account	2004	2005
Toyota Motor Corporation	¥397,049	Vehicle manufacturing	50.4	Product retailing	¥387,711	**¥380,186**	Trade accounts receivable	¥22,082	**¥20,469**
				Component purchasing	217,801	**214,696**	Trade accounts payable	22,000	**21,346**
				Proceeds from increase in long-term debt	20,000	**23,000**	Long-term debt	20,000	**43,000**

Thousands of U.S. Dollars: Transactions for the year ended March 31 — Description of transactions	2005	Resulting account balances at March 31 — Account	2005
Product retailing	**$3,540,240**	Trade accounts receivable	**$190,603**
Component purchasing	**1,999,222**	Trade accounts payable	**198,768**
Proceeds from increase in long-term debt	**214,173**	Long-term debt	**400,410**

Name of related company	Paid-in capital (Millions of yen)	Principal business	Millions of Yen: Transactions for the years ended March 31 — Description of transactions	2004	2005	Resulting account balances at March 31 — Account	2004	2005
Hino Auto Body, Ltd.	¥1,650	Mounting bus bodies	Proceeds from increase in long-term debt	¥120	**¥—**	Long-term loans	¥8,558	**¥ —**
J-Bus Ltd.	1,900	Mounting bus bodies	Proceeds from increase in long-term debt	—	**—**	Long-term loans	—	**8,558**

Name of related company	Thousands of U.S. Dollars: Transactions for the year ended March 31 — Description of transactions	2005	Resulting account balances at March 31 — Account	2005
Hino Auto Body, Ltd.	Proceeds from increase in long-term debt	**$—**	Long-term loans	**$ —**
J-Bus Ltd.	Proceeds from increase in long-term debt	**—**	Long-term loans	**79,691**

ChuoAoyama PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

Kasumigaseki Bldg. 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku,
Tokyo 100-6088, Japan

Report of Independent Auditors

To the Board of Directors of Hino Motors,Ltd.

We have audited the accompanying consolidated balance sheets of Hino Motors,Ltd. and its subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hino Motors,Ltd. and its subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As described in Note 2, Hino Motors,Ltd. and its subsidiaries have early adopted the new Japanese accounting standards for impairment of fixed assets in the fiscal year beginning April 1, 2004.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

June 29, 2005

Stock Information

(As of March 31, 2005)

Number of Shares

Authorized: 1,400,000,000 shares

Outstanding: 574,580,850 shares

Paid-in Capital

¥72,717 million

Number of Shareholders

17,018

Major Shareholders

(Thousand shares, %)

Name	Number of shares	Percentage of ownership
Toyota Motor Corporation	287,897	50.1
The Master Trust Bank of Japan, Ltd. (Trust Account)	29,393	5.1
Japan Trustee Services Bank, Ltd. (Trust Account)	26,861	4.7
Japan Trustee Service Bank, Ltd. (Holder of Retirement Benefit Trust for The Chuo Mitsui Trust and Banking Company, Limited)	10,031	1.7
Nippon Life Insurance Company	7,950	1.4
The Tokio Marine and Fire Insurance Co., Ltd.	6,104	1.1
Takenaka Corporation	5,562	1.0
UBS AG London Asia Equities	5,174	0.9
Nagasaka Industries Co., Ltd.	4,255	0.7
Independently Operated Designated Money Trust Fiduciary: Mitsui Asset Trust and Banking Company, Limited Account 1	4,111	0.7
Total	387,340	67.4

Breakdown of Shareholders by Category

(%)



Private Individuals and Others
7.1%
Securities Companies
1.1%
Foreigners
9.1%
Banks and Other Financial Institutions
23.6%
Other Domestic Corporations
59.1%

Stock Price Range on the Tokyo Stock Exchange

(Yen)

— High

— Low



900
800
700
600
500
400
300
200
100
0
'04/4
5
6
7
8
9
10
11
12
'05/1
2
3

Consolidated Subsidiaries and Affiliates

(As of March 31, 2005)

DOMESTIC

Offices and Plant

Head Office & Hino Plant

1-1, Hinodai 3-chome, Hino-shi, Tokyo 191-8660

Tamachi Office (Including Overseas Operations)

11-3, Shiba 4-chome, Minato-ku, Tokyo 108-0014

Hamura Plant

1-1, Midorigaoka 3-chome, Hamura-shi, Tokyo 205-8660

Nitta Plant

10-1, Nitta Hayakawa-machi, Ota-shi, Gunma 370-0344

Dealers

Subsidiaries

TOKYO HINO MOTOR LTD.
KYUSYU HINO MOTOR LTD.
OSAKA HINO MOTOR LTD.
YOKOHAMA HINO MOTOR LTD.
HOKKAIDO HINO MOTOR LTD.
CHIBA HINO MOTOR LTD.
SHIZUOKA HINO MOTOR LTD.
KOBE HINO MOTOR LTD.
KEIJI HINO MOTOR LTD.
26 others

Affiliates

HIROSHIMA HINO MOTOR LTD.
MIE HINO MOTOR LTD.
15 others

Assemblers, Suppliers, and Others

Subsidiaries

FUKUSHIMA STEEL WORKS CO., LTD.
RIKEN FORGE CO., LTD.
SOHSHIN CO., LTD.
TAKEBE TEKKOSHO CO., LTD.
TRANTECHS, LTD.
MEIYU KIKO CO., LTD.
HINO ENGINEERING ANNEX CO., LTD.
HINO LOGISTICS & PACKING, LTD.
HINO GIKEN CO., LTD.
HINO TECHNOSTAFF CO., LTD.
13 others

Affiliates

SAWAFUJI ELECTRIC CO., LTD.
SANKYO RADIATOR CO., LTD.
9 others

OVERSEAS

Subsidiaries

HINO MOTORS SALES (THAILAND) LTD.
HINO MOTORS MANUFACTURING (THAILAND) LTD.
HINO MOTOR SALES AUSTRALIA PTY. LTD.
PT. HINO MOTORS MANUFACTURING INDONESIA
PT. HINO MOTORS SALES INDONESIA
HINO MOTORS SALES U.S.A., INC.
HINOPAK MOTORS LTD.
HINO MOTORS (MALAYSIA) SDN. BHD.
HINO MOTORS MANUFACTURING U.S.A., INC.
HINO MOTORS SALES CANADA, LTD.
5 others

Affiliate

SHENYANG SHENFEI HINO AUTOMOBILE MANUFACTURING CO., LTD.

For further information, please contact the Corporate Communications Department at:
11-3, Shiba 4-chome, Minato-ku,
Tokyo 108-0014, Japan
Telephone: +81-3-5419-9320
Facsimile: +81-3-5419-9363


Sioux Falls
Pierre
Yankton
Omaha
Platte
Lincoln
Cheyenne
Topeka

END

1-1, Hinodai 3-chome, Hino-shi, Tokyo 191-8660, Japan
http//:www.hino.co.jp/

Printed in Japan
This annual report is printed on recycled paper using soy-based ink.